       VENTRO CORPORATION REPORTS FOURTH QUARTER AND YEAR END 2000 RESULTS

            ANNOUNCES TENDER OFFER FOR OUTSTANDING CONVERTIBLE NOTES
                            AND EXECUTIVE DEPARTURES

MOUNTAIN VIEW, CALIF.--FEBRUARY 20, 2001--Ventro(TM) Corporation (Nasdaq: VNTR), a business-to-business (B2B) marketplace service provider, today announced its financial results for the three and twelve month periods ended December 31, 2000.

The net loss for the three months ended December 31, 2000 was $451.6 million, or $(9.93) per share, and the total loss for the twelve months ended December 31, 2000 was $618.1 million, or $(14.28) per share. These losses compared to prior year quarterly and annual losses of $15.3 million, or $(0.49) per share, and $48.6 million, or $(3.17), respectively. Current period losses include $382.5 million of discontinued operations charges for Chemdex and Promedix, including net operating results for the period, cost of terminating approximately 235 personnel, and write off of certain intangible and other assets. In addition, current period losses include $37.2 million of additional charges for the write down of certain Ventro investments and Ventro restructuring charges.

Ventro also announced that its Board of Directors had authorized the Company to commence a tender offer for all of its outstanding 6% convertible notes. The notes, of which an aggregate principal amount of $250,000,000 are currently outstanding, were issued in March 2000. The purchase price for the notes will be $270 in cash per $1,000 principal amount, plus accrued and unpaid interest up to, but not including, the date of payment. The Company's purpose in seeking to repurchase the notes is to reduce its annual interest expense and eliminate the need to repay or refinance the debt at maturity in 2007. The Company said that it will file the required documents with the Securities and Exchange Commission and will commence the repurchase of the notes in the near future.

Ventro also announced that Robin Abrams, Chief Operating Officer, James Stewart, Chief Financial Officer and Martha Greer, Vice President of Marketing, had given the Company notification of their intended departure by the end of the first quarter 2001.

"During the fourth quarter we focused on streamlining our operations and realigning the organization around the marketplace service provider model," said David Perry, CEO and President of Ventro Corporation. "I am pleased that our costs associated with discontinuing these operations, and restructuring Ventro, were less than we announced during December 2000. As a result of our restructuring, we are now able to utilize part of our cash balances to reduce our debt load by retiring our outstanding convertible notes. We also appreciate the work that Robin, Jim and Martha did to support the evolution to a marketplace service provider model. The search process for key replacements is well underway and I am working closely with the executives to ensure an orderly transition."


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WEBCAST
Ventro will be offering a live webcast of the earnings conference call at www.ventro.com under investors or www.streetfusion.com. This webcast will also be available after the call via the Ventro and StreetFusion websites until February 24, 2001.

REPLAY INFORMATION
An audio replay of the Ventro fourth quarter 2000 earnings conference call will be available until February 24, 2001. Access number for the replay is 888/203-1112; access code is 584531.

ABOUT VENTRO
Ventro is a technology and service provider to B2B marketplaces. Ventro offers a variety of products and services through its complete marketplace solution that take online B2B marketplaces from concept to liquidity. Ventro marketplaces include Broadlane(TM), Industria Solutions(TM), Amphire Solutions(TM) and MarketMile(TM). For more information about Ventro, visit www.ventro.com.

                                      # # #

"Safe Harbor"' Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding Ventro's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. These potential risks and uncertainties could cause actual results to differ from those contained in the forward-looking statements and include, without limitation, Ventro's ability to prove its business model, generate revenues and gain operating efficiencies, its history of losses, its high debt level, its ability to hire and retain key personnel, its reliance on the technology of others, the possible delisting of our common stock and its estimates of operating results. These and other risk factors are described in detail in the company's filings with the Securities and Exchange Commission.


FOR ADDITIONAL INFORMATION:

FOR MEDIA INQUIRIES:                      FOR VENTRO INVESTOR INQUIRIES:
Ann O'Leary                               Mary Magnani
Ventro Corporation                        Thomson Financial/Carson
650/567-8808                              415/617-2542
Aoleary@ventro.com


Lisa Beyer                                FOR BONDHOLDER INQUIRIES:
Schwartz Communications                   Morgan Stanley
415/512-0770                              650/234-5794
lisab@schwartz-pr.com






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                               VENTRO CORPORATION

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                   DECEMBER 31,   DECEMBER 31,
                                                                       2000           1999
                                                                   ------------   ------------
                                                                   (unaudited)
ASSETS

Current assets:
    Cash and cash equivalents                                        $  91,348      $  21,934
    Short-term investments                                              94,987         81,161
    Accounts receivable, net                                                --         12,414
    Due from marketplace companies, net                                  4,269             --
    Other current assets                                                 6,303          5,041
    Current assets relating to discontinued operations                  15,620             --
                                                                     ---------      ---------
        Total current assets                                           212,527        120,550

Restricted cash                                                          5,687             --
Property and equipment, net                                             21,797         10,264
Ownership interest in marketplace companies, net                         6,103             --
Intangible and other long-term assets, net                               9,333         33,119
Long-term assets relating to discontinued operations                     1,861             --
                                                                     ---------      ---------
    Total assets                                                     $ 257,308      $ 163,933
                                                                     =========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable                                                 $   2,931      $   8,445
    Accrued compensation                                                 3,699          3,958
    Accrued expenses                                                    14,423         25,648
    Customer advance                                                     5,000             --
    Other current liabilities                                              419            369
    Current liabilities relating to discontinued operations, net        27,703             --
                                                                     ---------      ---------
        Total current liabilities                                       54,175         38,420

Long-term liabilities                                                  250,206            494
Commitments and contingencies
Stockholders' equity (deficit):
    Common stock                                                             9              7
Additional paid-in capital                                             630,140        189,842
    Deferred stock-based compensation                                   (1,051)        (6,380)
    Notes receivable from stockholders'                                     --           (985)
    Accumulated deficit                                               (675,562)       (57,465)
    Accumulated other comprehensive income (loss)                         (609)            --
                                                                     ---------      ---------
        Total stockholders' equity (deficit)                           (47,073)       125,019
                                                                     ---------      ---------
Total liabilities and stockholders' equity (deficit)                 $ 257,308      $ 163,933
                                                                     =========      =========

                               VENTRO CORPORATION
                       CONDENSED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)


                                                 THREE MONTHS ENDED                   YEAR ENDED
                                                     DECEMBER 31,                    DECEMBER 31,
                                              ---------       ---------       ---------       ---------
                                                 2000            1999           2000            1999
                                              ---------       ---------       ---------       ---------
Operating expenses:
  Research and development                    $  15,097       $      --       $  35,030       $      --
  Sales and marketing                             6,583              --          24,256              --
  General and administrative                      3,546           2,335           6,599           7,925
  Restructuring and other charges                 4,891              --           4,891              --
                                              ---------       ---------       ---------       ---------
        Total operating expenses                 30,117           2,335          70,776           7,925
                                              ---------       ---------       ---------       ---------

Loss before amortization and other
     income and expense                         (30,117)         (2,335)        (70,776)         (7,925)

Amortization of deferred stock-based
    compensation                                   (133)           (133)           (532)           (491)
Interest expense                                 (4,222)            (60)        (12,813)           (168)
Interest income and other, net                    3,670           1,578          14,242           3,163
Gain on investment                                   --              --          29,240              --
Loss on investment in strategic partners        (22,268)             --         (22,268)             --
Write-downs of investments                      (10,000)             --         (10,000)             --
Equity loss                                      (6,000)             --         (20,629)             --
                                              ---------       ---------       ---------       ---------
Loss from continuing operations                 (69,070)           (950)        (93,536)         (5,421)
Discontinued operations:
  Loss from discontinued operations,
       net of income taxes                      (44,412)        (14,310)       (186,466)        (43,152)
  Loss on disposal, net of income taxes        (338,095)             --        (338,095)             --
                                              ---------       ---------       ---------       ---------
Loss from discontinued operations              (382,507)        (14,310)       (524,561)        (43,152)
                                              ---------       ---------       ---------       ---------
Net loss                                      $(451,577)      $ (15,260)      $(618,097)      $ (48,573)
                                              =========       =========       =========       =========

Basic and diluted net loss per share
        from continuing operations            $   (1.52)      $   (0.03)      $   (2.16)      $   (0.35)
                                              =========       =========       =========       =========
Basic and diluted net loss per share
        from discontinued operations          $   (8.41)      $   (0.46)      $  (12.12)      $   (2.82)
                                              =========       =========       =========       =========
Basic and diluted net loss per share          $   (9.93)      $   (0.49)      $  (14.28)      $   (3.17)
                                              =========       =========       =========       =========

Weighted average shares of common
    stock used in computing basic and
    diluted net loss per share                   45,469          31,266          43,298          15,322

                                      # # #

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL THE COMPANY'S 6% CONVERTIBLE SUBORDINATED NOTES DUE 2007 (THE "NOTES"). AT THE TIME THE OFFER IS COMMENCED, VENTRO CORPORATION WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF THE NOTES AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) WILL ALSO BE AVAILABLE FOR FREE AT THE COMMISSION'S WEBSITE AT www.sec.gov.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE MAY CONSTITUTE FORWARD-LOOKING STATEMENTS THAT INVOLVE THE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. VENTRO CORPORATION ASSUMES NO OBLIGATION TO UPDATE INFORMATION CONTAINED IN THIS PRESS RELEASE.


                                      # # #